AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 2001
                                                   COMMISSION FILE NO. 333-____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                            VINEYARD NATIONAL BANCORP
             (Exact Name Of Registrant As Specified In Its Charter)


                                                9590 FOOTHILL BOULEVARD
       CALIFORNIA                          RANCHO CUCAMONGA, CALIFORNIA 91730                        33-0309110
(State of Incorporation)                            (909) 987-0177                            (IRS Employer I.D. No.)
                                  (Address, including zip code, and telephone number,
                           including area code, of registrant's principal executive offices)

                                  SARA F. AHERN
                EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                            VINEYARD NATIONAL BANCORP
                             9590 FOOTHILL BOULEVARD
                        RANCH CUCAMONGA, CALIFORNIA 91730
                                 (909) 987-0177
            (Name, address and telephone number of agent for service)

                                    COPY TO:

                             MICHAEL J. WEINER, ESQ.
                   MELTZER, LIPPE, GOLDSTEIN & SCHLISSEL, LLP
                                190 WILLIS AVENUE
                             MINEOLA, NEW YORK 11501
                               TEL: (516) 747-0300
                               FAX: (516) 747-0653

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

        If the registrant elects to deliver its latest Form 10-K to security holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

        If this Form is filed to register additional securities of an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                                           CALCULATION OF REGISTRATION FEE
-------------------------------- -------------- -------------------- ----------------------------- ------------------
                                                PROPOSED MAXIMUM
TITLE OF EACH CLASS OF           AMOUNT TO      OFFERING PRICE PER   PROPOSED MAXIMUM              AMOUNT OF
SECURITIES TO BE REGISTERED      BE REGISTERED  SHARE(1)             AGGREGATE OFFERING PRICE(1)   REGISTRATION FEE
-------------------------------- -------------- -------------------- ----------------------------- ------------------
10% Convertible Subordinated
Debentures due 2008               $3,750,000              100%               $3,750,000                  $938
-------------------------------- -------------- -------------------- ----------------------------- ------------------
Common Stock, no par value            (2)                  (2)                   (2)                     (3)
-------------------------------- -------------- -------------------- ----------------------------- ------------------

(1)  Estimated solely for the purpose of calculating the registration fee.

(2) Such indeterminate number of shares of Common Stock as shall be issuable upon conversion of the Debentures being registered hereunder.

(3) Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of Common Stock issuable upon conversion of the Debentures because no additional consideration will be received in connection with the exercise of the conversion privilege.

        We will amend this Registration Statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting according to Section 8(a), may determine.

================================================================================

                  SUBJECT TO COMPLETION, DATED AUGUST 30, 2001

                                   $3,750,000

            10% CONVERTIBLE SUBORDINATED DEBENTURES DUE JUNE 30, 2008

                                       and

             COMMON STOCK ISSUABLE UPON CONVERSION OF THE DEBENTURES

        Vineyard National Bancorp, or Bancorp, issued the Debentures in transactions occurring from April 2001 through June 2001, in a private placement exempt from registration under the Securities Act. This prospectus will be used by selling securityholders to resell the Debentures and the shares of Common Stock issuable upon conversion of their Debentures. We will not receive any of the proceeds from the sale of the Debentures or the Common Stock issuable upon conversion of the Debentures.

        The Debentures are unsecured obligations of Bancorp and are classified as Tier 2 capital on the Bancorp's balance sheet. The Debentures will accrue interest at an annual rate of ten percent. We will pay interest quarterly on the last business day of March, June, September and December of each year. The first interest payment was paid on June 30, 2001. The Debentures mature on June 30, 2008.

        On or after July 1, 2003, we may, at our option, redeem for cash all or part of the Debentures that have not been previously converted, at the redemption prices set forth in this prospectus, plus accrued interest, if for the ninety day period prior to the redemption date, the average of the closing prices of our Common Stock equals or exceeds $6.00 per share.

        The Debentures are convertible, at the option of the holders of the Debentures, into shares of our Common Stock at an initial conversion price of $5.00 per share, subject to certain adjustments. Holders may surrender Debentures for conversion at any time prior to maturity, unless previously redeemed.

        The Debentures will not be listed for trading. We can give no assurance that a market for the Debentures will develop or as to the liquidity or sustainability of any market that may develop. The shares of Common Stock issued upon conversion of the Debentures will be listed for trading on The NASDAQ SmallCap Stock Market. Our Common Stock trades on The NASDAQ SmallCap Market under the symbol "VNBC". On August 29, 2001, the closing price for our Common Stock as reported on The NASDAQ SmallCap Market was $5.80.

        INVESTING IN THE DEBENTURES OR OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

        The selling securityholders may sell the Debentures or Common Stock from time to time to or through underwriters, directly to purchasers or through agents in ordinary brokerage transactions, in negotiated transactions or otherwise, at prices that represent or relate to then prevailing market prices or are negotiated. The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act, and agency commissions paid by selling securityholders to broker/dealers purchasing the Debentures or common stock for their own account may be deemed underwriting discounts or commission under the Securities Act in connection with the sale of the Debentures or Common Stock.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        Information contained in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                THE DATE OF THIS PROSPECTUS IS ___________, 2001.

                                TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION .......................................       3

FORWARD-LOOKING STATEMENTS ................................................       4

PROSPECTUS SUMMARY ........................................................       5

RISK FACTORS ..............................................................       8

USE OF PROCEEDS ...........................................................      12

SELLING SECURITYHOLDERS ...................................................      12

PLAN OF DISTRIBUTION ......................................................      14

DESCRIPTION OF DEBENTURES .................................................      16

DESCRIPTION OF COMMON STOCK ...............................................      21

VALIDITY OF SECURITIES ....................................................      22

EXPERTS ...................................................................      22

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
LIABILITIES ...............................................................      22

                       WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a Registration Statement relating to the Debentures and the Common Stock. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information relating to us, the Debentures and the Common Stock offered by this prospectus, you should review the Registration Statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of its terms and conditions.

        We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling securityholders may not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate herein by reference the following documents:

        (a) The Company's annual report on Form 10-K, as amended, for the year ended December 31, 2000 and filed pursuant to Section 15(d) of the Exchange Act with the Commission, which is delivered with this prospectus.

        (b) The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2001, filed pursuant to Section 15(d) of the Exchange Act with the Commission.

        (c) The Company's Quarterly Report on Form 10-Q for the six months ended June 30, 2001 and the quarterly report to security holders, included therein, filed pursuant to Section 15(d) of the Exchange Act with the Commission, which is delivered with this prospectus.

        Any statement in the documents incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the Registration Statement of which it is a part.

        Where any document is incorporated by reference in this prospectus, we will provide without charge to each person to whom this prospectus is delivered, upon the request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus including exhibits specifically incorporated by reference on any such information. Requests for copies should be directed to 9590 Foothill Boulevard, Rancho Cucamonga, California 91730, Attention: Sara F. Ahern, Chief Financial Officer. Our telephone number is (909) 987-0177. Our Internet site address is http://www.vineyardbank.com.

                           FORWARD-LOOKING STATEMENTS

        All statements other than statements of historical facts included in this prospectus or incorporated by reference in this prospectus regarding our, and our wholly-owned subsidiary, Vineyard Bank's, financial position, business strategy and plans and objectives of management for future operations are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this prospectus or in documents incorporated by reference in this prospectus, the words "anticipate," "believe," "estimate," "expect," and "intend" and words or phrases of similar import, as they relate to us or the Bank are intended to identify forward-looking statements. Although we believe that the plans, intentions, strategies and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions, strategies and expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our plans, intentions, strategies and expectations are disclosed under "Risk Factors" and elsewhere in this prospectus. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein, as anticipated, believed, estimated, expected or intended. We do not intend to update these forward-looking statements. All subsequent written and oral forward-looking statements attributable to us, the Bank or persons acting on their behalf are expressly qualified in their entirety by the applicable cautionary statements in this prospectus.

                               PROSPECTUS SUMMARY

        The following summary highlights selected information from this prospectus. It may not contain all of the information that is important to you. The summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or in documents that are incorporated by reference in this prospectus. We encourage you to read this prospectus, including the documents incorporated by reference, in its entirety.

                            VINEYARD NATIONAL BANCORP

        We are a one-bank holding company. We are registered under and subject to the Bank Holding Company Act of 1956. Our principal asset is the common stock of our wholly-owned subsidiary Vineyard Bank, a California corporation and state chartered bank (the "Bank"). Our principal operations are those conducted by the Bank. The Bank's deposits are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law. The Bank is a community bank located in the Inland Empire region of Southern California. The Bank currently focuses on the needs of commercial businesses with annual sales of less than $10 million, retail community businesses, single family residence developers/builders, individuals and local public and private organizations. The Bank operates five full-service branches in California located in Rancho Cucamonga, Chino, Diamond Bar, Crestline and Blue Jay, in addition to a loan production office in Manhattan Beach. The Bank currently has approximately $155 million in assets, $140 million in deposits and $105 million in loans outstanding. Shares of the Company's common stock are traded on The Nasdaq SmallCap Stock Market under the ticker symbol "VNBC".

NEW BUSINESS STRATEGY

        Beginning in fourth quarter of 2000, the Bank began implementing a new strategic plan. Under the new plan, the Bank will concentrate on a broad sales and service approach to community banking, with an increased focus on business and commercial lending. The Bank intends to focus its new business generation efforts within the communities it presently serves, and expand the reach of its services by adding alternative delivery locations to augment its existing branch network.

        The Bank intends to expand its core deposit franchise by introducing new products and services seeking to capture savings and time deposits by combining them with existing consumer services. The Bank intends to pursue business deposits through an expanded courier network, by introduction of cash management products and by specifically targeting non-credit related clientele such as non-profit groups, homeowner associations, and property management companies.

        The Bank's three-year plan is targeted to:

                -       increase net earnings;

                -       improve efficiency ratios;

                -       balance its loan generating lines of business;

                -       fund its current groups with low-cost, stable deposits;

                - maintain "well capitalized" status while leveraging the Bancorp's capital; and

                - expand the number of remote convenience centers and full service banking locations.

        Available economic data shows that the commercial business communities within the Inland Empire and the eastern San Gabriel Valley offer one of the highest growth areas in the state. The Bank intends to focus its marketing efforts toward businesses with sales between $1 million and $10 million, and credit needs between $250,000 and $2 million by forming business development teams combining the Bank's credit underwriting personnel with its business development staff.

        The Bank intends to qualify for a Certified and Preferred Lending Designation with the Small Business Administration, and anticipates combining its lending products with the SBA programs to improve its ability to service its customers. The Bank believes it can accomplish this by sourcing a team of seasoned personnel experienced with the SBA programs.

        The Bank has introduced a specialized lending program targeting single-family real estate construction lending for higher-end, single units along the coastal communities of Los Angeles and Orange counties. A loan production office in Manhattan Beach was opened in February 2001 to support the construction lending activities. The Bank's targeted market is construction loans between $750,000 and $1.5 million, for residences typically completed in less than twelve months that have loan-to-costs of approximately 75% and loan-to-values of approximately 65%.

        The Bank is a member of the Federal Home Loan Bank. FHLB membership makes available an additional source of loans to the Bank that will complement its deposit generation activities. Funds borrowed from the FHLB are fully collateralized by the pledge of whole loan interests held by the Bank.

        The last component of the Bank's plan will be to meet the community needs of its customers residing near the Bank's current offices. Traditional consumer products such as home improvement loans and equity lines, consumer credit for autos and recreational vehicles, and small (micro) business loans for merchants in amounts typically less than $100,000 will be offered by the Bank under a streamlined process. The Bank also intends to continue to strengthen existing depository relationships with customers, and seek new ones. As a result, the Bank projects that its core deposit base should grow and should be fostered by the introduction of alternative delivery systems that will bring in deposits from the communities which the bank serves.

        To implement its plan, the Bank anticipates hiring additional personnel consisting of experienced community bankers and lending professionals who are currently involved in servicing the Bank's markets.

        Our principal executive offices are located at 9590 Foothill Blvd, Rancho Cucamonga, California 91730. Our telephone number is (909) 987-0177.

                                  THE OFFERING

        The Debentures and the shares of common stock issuable upon conversion of the Debentures may be offered by certain selling securityholders.

Securities            10% Convertible Debentures due June 30, 2008.

Maturity              June 30, 2008, unless earlier redeemed or converted.

Use of Proceeds       We will not receive any of the proceeds of the sales by
                      the selling securityholders of the Debentures or of the
                      Common Stock.

Conversion            The Debentures are convertible into shares of our Common
                      Stock at anytime prior to maturity or redemption, at a
                      conversion price of $5.00 per share, subject to
                      readjustment in certain events.

Payment of Interest   On the last business day of March, June, September and
                      December of each year.

Ranking The Debentures are our general obligations. They rank on an equal basis with all of our other unsecured general obligations.

Optional Redemption   We may redeem the Debentures at our option, in whole or in part, at any time after July 1, 2003, at the redemption
                      prices set forth in this prospectus, plus accrued interest to the redemption date. We cannot redeem the Debentures
                      unless the average closing price of our Common Stock, as
                      reported by The Nasdaq SmallCap Stock Market, for the
                      ninety day period prior to the date notice of redemption
                      is given equals or exceeds $6.00 per share.

Subordination         The payment of principal and premium, if any, and interest on the Debentures will be subordinated to all of our
                      Senior Indebtedness. Senior Indebtedness includes any
                      indebtedness or liability of ours, whether existing on or
                      created or incurred after the date of issuance of the
                      Debentures, which is not expressly by its terms
                      subordinate or equal in right of payment to the
                      Debentures. The Indenture does not limit the incurrence of indebtedness, including Senior Indebtedness, by us and our subsidiaries.

Acceleration          Payment of principal and interest on the Debentures may be
of Payment by         accelerated in the case of certain events of default upon
Holders               the request of the holders of at least a majority of the
                      aggregate principal amount of the then outstanding
                      Debentures.

                                  RISK FACTORS

        Before you invest in the Debentures or the shares of Common Stock issuable upon conversion of the Debentures, you should be aware that payment of the Debentures is subject to various risks. These risk factors include, but are not limited to: market acceptance of the Bank's products, product sales and other specific risks discussed in this section as well as in this prospectus generally. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus, including the documents incorporated by reference in this prospectus, are set forth in the risk factors below and elsewhere in this prospectus.

OUR ABILITY TO MAKE PAYMENTS OF INTEREST AND PRINCIPAL ON THE DEBENTURES IS DEPENDENT UPON THE OPERATIONS OF THE BANK.

        As a bank holding company without significant assets other than our ownership of 100% of the equity in the Bank, our ability to pay cash dividends on our common stock and to meet our other cash obligations, including the payment of principal, premium, if any, and interest on the Debentures, is dependent upon the receipt of dividends from the Bank on the Bank's common stock owned by us. The Debentures are not Bank deposits nor Bank obligations and are not insured by the FDIC. The Bank is a legal entity separate and distinct from us, and has no obligation to pay any amount of the Debentures or to make funds available for payment of these obligations, whether by dividends or otherwise. The Debentures are our direct, unsecured obligations only, and we will be solely responsible for all payment of principal, premium, if any, and interest on the Debentures. In a liquidation or a bankruptcy, claims of Debenture holders would be satisfied solely from our equity interest in the Bank remaining after satisfaction of the Bank's creditors, including depositors, and thus are effectively subordinated to those depositors and other creditors. If the Federal Deposit Insurance Corporation is appointed as a receiver for the Bank, administrative expenses of the receiver may have priority over our interests. The declaration of dividends by the Bank is subject to the discretion of its Board of Directors and applicable regulatory requirements. While it is the present intention of the Bank's Board of Directors to declare dividends in an amount sufficient to provide us with the cash flow necessary to meet our debt service obligations on the Debentures, subject to applicable regulatory restrictions, we cannot give any assurance that the Bank's Board of Directors will actually declare such dividends or will be legally permitted to declare such dividends in the future.

THE DEBENTURES ARE GENERAL AND UNSECURED OBLIGATIONS AND WILL BE SUBORDINATE TO ANY SENIOR INDEBTEDNESS AND THE HOLDERS OF SENIOR INDEBTEDNESS WILL HAVE PRIORITY OVER THE DEBENTURE HOLDERS TO RECOVER THEIR INVESTMENT.

        The payment of principal, premium, if any, and interest on the Debentures is unsecured and is subordinated in right of payment to all of our present and future Senior Indebtedness (as defined in "Description of the Debentures"). Currently, we have no Senior Indebtedness. While we have no current plans to incur indebtedness ranking senior to, or any additional indebtedness ranking equally with, the Debentures, the Indenture does not limit the incurrence of indebtedness, including Senior Indebtedness, by us or our subsidiaries. Remedies available to the holders of Senior Indebtedness in the event of a default may be more extensive than those provided for in the Indenture, with the effect that an event of default under any Senior Indebtedness may not constitute an event of default allowing acceleration of the principal and interest under the Debentures. In the event, however, that the maturity of the Debentures is accelerated based upon the occurrence of certain events of default, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due, or to become due thereon, before the holders of the Debentures will be entitled to any payments.

HOLDERS OF DEBENTURES HAVE LIMITED RIGHTS UPON EVENTS OF DEFAULT.

        Holders of the Debentures may accelerate the payment of principal and interest on the Debentures only in the case of certain events related to:

                -       our bankruptcy or insolvency;

                -       our reorganization for the benefit of our creditors;

                -       appointment of a receiver or conservator for the Bank;
                        or

                - default in the payment of principal or interest on, or a default in the performance of any covenant or agreement contained in, the Debentures.

        The Debentures do not contain any provisions that would guarantee our ability to make such accelerated payments of principal and interest. If any event of default occurs and is continuing, the holders of at least a majority in principal amount of the then outstanding Debentures may declare the principal amount of the Debentures, together with unpaid interest thereon, to be due and payable immediately, subject in certain circumstances to rescission or annulment of the right of acceleration by the holders of at least a majority in the principal amount of Debentures. We cannot give any assurance that we would have or be able to acquire sufficient funds to make payments on the Debentures if their maturity were accelerated due to an event of default.

THE BANK IS IMPLEMENTING A NEW, UNTESTED BUSINESS STRATEGY, WHICH MAY NOT BE SUCCESSFUL.

        The Bank's business strategy for 2001 through 2003, which is described in this prospectus is to move its focus away from consumer lending and toward commercial real estate, commercial business and construction lending. This shift in the areas of lending concentration will require the Bank to exercise or obtain new skills and expertise. The operational, interest rate and competitive risks associated with commercial real estate and business loans require skills and experience of management and staff different than that for consumer lending. Management of the Bank must be more knowledgeable about a wider variety of business enterprises and industries that borrow money. Intensive, ongoing customer contact is required, as well as complex analysis of financial statements at the time of loan approval and on an on-going basis. Servicing these types of customers requires closer monitoring and more individualized analysis. We cannot give any assurance that the Bank has personnel with the necessary skills at present, or that the Bank will be able to obtain and train such staff quickly enough, to implement its plan in a timely manner.

        In addition, full-service lending activities, while potentially more profitable, generally entail a larger degree of credit risk than consumer lending, among other things because it is generally more sensitive to regional and local economic conditions. Collateral evaluation in these types of loans requires more detailed analysis, and is more variable than for consumer loans. Loan balances for commercial real estate and business loans are typically larger than those for consumer loans, and when there are defaults and losses they are often greater on a per loan basis than those for consumer loans. Similarly, loss levels are more difficult to predict. A liquid secondary market for most types of commercial real estate and business loans does not exist, so the Bank has less opportunity to mitigate credit risk by selling part or all of its interest in such loans.

IF WE DO NOT SUCCESSFULLY MANAGE THE BANK'S GROWTH, IT MAY RESULT IN INCREASED STRAIN ON OTHER RESOURCES.

        The Bank's business model contemplates a period of sustained and rapid operational growth. If the Bank is unable to manage its growth efficiently, it will not have adequate resources to maintain and secure key relationships contemplated by the business plan, and business and prospects could be harmed. The Bank's growth has subjected it to, and will continue to subject it to, increased capital and operating commitments. Moreover, the plan for additional customer products, service introduction, enhancements and implementation have placed and will continue to place a significant strain on the Bank's personnel, systems, and resources. To manage further growth of operations and personnel, and fund present and future commitments, the Bank must:

                - improve existing operations and implement new operating procedures;

                -       maintain and enhance its customer service; and

                - expand, retain, train and manage its growing employee base.

THE BANK AND BANCORP ARE SUBJECT TO EXTENSIVE REGULATORY OVERSIGHT.

        The Bank is subject to extensive regulation, supervision and examination by the State of California, as its chartering authority and by the FDIC as primary Federal regulator and insurer of its deposits up to applicable limits. The Bank is also a member in the Federal Home Loan Bank System and is subject to its oversight. As the holding company for the Bank, we are subject to regulation and oversight by the Federal Reserve Board. This regulation and supervision govern the activities in which we and the Bank can engage, and are primarily for the protection of the deposit insurance fund and the Bank's depositors, not for the protection of investors in these Debentures. Any change in regulators or in applicable regulations, or any finding of an infraction or violation of regulations, could have a materially adverse impact on our operations and the operations of the Bank and could adversely effect our ability to make payments on the Debentures.

AN ACTIVE TRADING MARKET FOR THE DEBENTURES MAY NOT DEVELOP.

        We cannot assure you that and active trading market for the Debentures will develop or as to the liquidity or sustainability of any such market, the ability of selling securityholders to sell their Debentures or the price at which the selling securityholders will be able to sell their Debentures. Future trading prices of the Debentures will depend upon many factors including, among other things, prevailing interest rates, our operating results, the price of our Common Stock and the market for similar securities.

THE BANK MAY NOT REMAIN "WELL CAPITALIZED".

        We cannot assure you that the Bank will have sufficient capital to pay dividends to us or that we will have sufficient capital to pay quarterly interest obligations or to retire the Debentures at maturity. The Bancorp and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. These requirements involve quantitative measures of assets, liabilities and certain off-balance sheet items. The amount of capital is highly dependent upon the Bank's success in executing its strategic plan in the absence of an adverse economic climate, a rapid and negative shift in rates and other similar circumstances. The Bank is categorized as "well capitalized" based upon its 2000 year-end ratios. It is the intention of the Bank's Board of Directors to maintain this categorization of "well capitalized." Any failure by the Bank to meet the minimum capital requirements to remain "well capitalized" can result in regulatory enforcement action that could have a material adverse effect on the Bancorp's or the Bank's financial operations. Numerous factors, including interest rate changes, an economic downturn, and a decrease in real estate values, can adversely impact the Bancorp's or the Bank's ability to remain "well capitalized" and adversely effect our financial condition or business operations.

THE ADEQUACY OF THE BANK'S LOAN LOSS ALLOWANCE IS UNCERTAIN.

        Management of the Bank regularly reviews its loan portfolio to determine whether the allowance established for loss is adequate. In making this evaluation, management considers, among other matters, the fair value of the underlying collateral, economic conditions, historical loan loss experience and other facts that warrant recognition in providing for an adequate loan loss allowance. Because future events effecting borrowers and loan collateral cannot be predicted with any degree of certainty, we can give no assurance that existing allowances are adequate. Substantial increases to allowances may be necessary if the Bank experiences an increase in delinquent, non-performing, or classified loans.

THE BANK IS SUBJECT TO INTEREST RATE RISK THAT MAY EFFECT ITS PROFITABILITY.

        The Bank's profitability is dependent to a large extent upon its net interest income, which is the difference, or "spread," between the interest it earns on interest-earning assets, such as loans to third parties, and the interest it pays on interest-bearing liabilities, such as deposits and borrowings. As a result, the Bank's profitability may be adversely effected by rapid changes in interest rates. If the Bank cannot declare a dividend on its common stock, we may not be able to make payment on the Debentures.

THE BANK'S BUSINESS IS IN A HIGHLY COMPETITIVE MARKET.

        The Bank faces direct competition from a significant number of financial institutions, many with a state-wide or regional presence, and in some cases a national presence, in both originating loans and attracting deposits. Competition in originating loans comes primarily from other banks, mortgage companies and consumer finance institutions that make loans in the Bank's primary market areas. Many of these financial institutions are significantly larger and have greater financial resources than us or the Bank, have been in business for a long time and have established customer bases and name recognition. The Bank also faces substantial competition in attracting deposits from other banking institutions, money market and mutual funds, credit unions and other investment vehicles. The Bank competes for loans principally on the basis of interest rates and loan fees, the types of loans which it originates, and the quality of service which it provides to borrowers. The Bank's ability to attract and retain deposits requires that it provide customers with competitive investment opportunities with respect to rate of return, liquidity, risk and other factors. To effectively compete, the Bank may have to pay higher rates of interest to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository subsidiaries are generally not subject to the extensive regulations that apply to the Bank. If the Bank is not able to effectively compete in its market area, its profitability may be adversely effected.

RELIANCE ON CHIEF EXECUTIVE OFFICER AND KEY PERSONNEL.

        The successful operation of Bancorp and the Bank depends heavily upon the active involvement of Norman Morales, president and chief executive officer of Bancorp and the Bank. Mr. Morales has been the president and chief executive officer of both companies since October 2000. The loss of Mr. Morales' services could have an adverse effect on Bancorp and the Bank. The Bank's success will also depend in large part upon its ability to attract and retain highly qualified management, technical and marketing personnel to execute the new strategic plan. The Bank will need to retain persons with skills in areas that are new and unfamiliar in order to manage these new programs. Competition for such qualified personnel, especially those in management, sales and marketing is intense. We cannot give you any assurances that the Bank will be able to retain such persons.

                                 USE OF PROCEEDS

        All of the Debentures and the shares of our Common Stock issuable upon conversion of the Debentures are being sold by the selling securityholders or the pledges, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the Debentures or the shares of Common Stock issuable upon conversion of the Debentures.

                             SELLING SECURITYHOLDERS

        We originally issued the Debentures to the selling securityholders in a private placement exempt from the registration requirements of the Securities Act in transactions occurring from April 2001 through June 2001. We agreed to register the sale of the Debentures and the shares of Common Stock issuable upon conversion of the Debentures on behalf of the selling securityholders with the Securities and Exchange Commission.

        Except as otherwise indicated, the following table is as of August 29, 2001. The term "selling securityholders" includes the beneficial owners of the Debentures listed below and their respective transferees, pledgees, donees or other successors.

        A selling securityholder may offer all or some portion of the Debentures and shares of the Common Stock issuable upon conversion of the Debentures. Accordingly, no estimate can be given as to the amount or percentage of Debentures or our common stock that will be held by the selling securityholders upon termination of sales pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their Debentures since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

                                                  Aggregate Principal       Number of Shares of
Name of Selling                                   Amount of Debentures       Common Stock Owned
Securityholder                                  Owned and Offered Hereby    and Offered Hereby(1)
---------------                                 ------------------------    ---------------------
James Dierberg IRA Rollover                            $  750,000                  150,000
Riggs Partners, LLC                                       450,000                   90,000
El Coronado Holding, LLC                                  300,000                   60,000
Arbor Commercial Mortgage, LLC                            250,000                   50,000
Manuel and Lorenza E. Alvarez Trust(2)                    225,000                   45,000
Richard A. Lippe                                          200,000                   40,000
William Lippe                                             100,000                   20,000
David E  and Florence B. Schwartz                         100,000                   20,000
Stanley S. Weithorn Irrevocable Trust                     100,000                   20,000
James R. Winn                                             100,000                   20,000
Youth Sports Publishing, Inc                              100,000                   20,000
Esther A. Joelson Trust,                                  100,000                   20,000
  Linda J. Keagle Trustee
Wayne Austero                                             100,000                   20,000
Norman Fischer                                            100,000                   20,000
Susan Schroeder                                            75,000                   15,000
Feldman Family Partnership                                 75,000                   15,000
Miriam W. Salmanson                                        50,000                   10,000
Eric Lippe                                                 50,000                   10,000
Richard and Sheila Korchien Trust                          50,000                   10,000
Corey and Therese Casper                                   50,000                   10,000

Adrienne Fischer                                           50,000                   10,000
Joel Ravitz(3)                                             50,000                   10,000
Alan and April Meadow                                      50,000                   10,000
Joseph Martello                                            25,000                    5,000
Yvonne Hase-Stroh                                          25,000                    5,000
Weithorn and Ehrmann Families                              25,000                    5,000
 Foundation
Muriel C. Weithorn                                         25,000                    5,000
Richard Reichler                                           25,000                    5,000
Arthur Fein                                                25,000                    5,000
Stanley J Arkin                                            25,000                    5,000
Stanley J. and Carol G. Levy                               25,000                    5,000
Salomon Smith Barney ,                                     25,000                    5,000
  Custodian for IRA of David A. Deutsch
Robert Neal Fabricant M.D. and                             25,000                    5,000
  Gail Roger Fabricant Trust
Buxbaum Family Trust                                       25,000                    5,000


Total                                                  $3,750,000                  750,000

---------------
(1) Assumes conversion of all of the selling securityholder's Debentures at a conversion rate of 5,000 shares of Common Stock per $25,000 principal amount of Debentures. However, this conversion rate will be subject to adjustment as described under "Description of Debentures - Conversion Rights." As a result, the number of shares of Common Stock issuable upon conversion of the Debentures may increase or decrease in the future.

(2) Mr. Frank Alvarez is a co-trustee of the trust and Chairman of the Board of Directors of Bancorp and the Bank. He has been a director of the Bank since 1981.

(3) Mr. Ravitz is a Director of Bancorp and the Bank. He has been a director of the Bank since 1983.

                              PLAN OF DISTRIBUTION

        We will not receive any of the proceeds of the sale of the Debentures or the underlying Common Stock offered by this prospectus. The Debentures and the underlying Common Stock may be sold from time to time to purchasers directly by the selling securityholders; or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the Debentures and the underlying Common Stock (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).

        The selling securityholders and any such broker-dealers or agents who participate in the distribution of the Debentures and the underlying Common Stock may be deemed to be "underwriters." As a result, any profits on the sale of the underlying Common Stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities as underwriters under the Securities Act. If the Debentures and the underlying Common Stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

        The Debentures and the underlying Common Stock may be sold in one or more transactions at:

                -       fixed prices;

                -       prevailing market prices at the time of sale;

                -       prices related to prevailing market prices;

                -       varying prices determined at the time of sale; or

                -       negotiated prices.

        These sales may be effected in transactions:

                - on any national securities exchange or quotation service, if any, on which the Debentures and underlying Common Stock may be listed or quoted at the time of the sale, including The Nasdaq SmallCap Stock Market in the case of the Common Stock;

                -       in the over-the-counter market;

                - in transactions otherwise than on such exchanges or services or in the over-the-counter market;

                -       through the writing of options;

                - through the distribution by any selling securityholder to its partners, members or shareholders; or

                -       through a combination of the above.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with the sales of the Debentures and the underlying Common Stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the Debentures and the underlying Common Stock in the course of hedging their positions. The selling securityholders may also sell the Debentures and the underlying Common Stock short and deliver Debentures and the underlying common stock to close out short positions, or loan or pledge Debentures and the underlying Common Stock to broker-dealers that in turn may sell the Debentures and the underlying Common Stock.

        Under the securities laws of some states, the Debentures and the underlying Common Stock may be sold in these states only through registered or licensed brokers or dealers. In addition, in some states, the Debentures and underlying Common Stock may not be sold unless the Debentures and underlying common stock have been registered or qualified for sale in these states or an exemption from registration or qualification is available and is complied with.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Debentures and the underlying Common Stock by the selling securityholders. Selling securityholders may not sell any or all of the Debentures or the underlying Common Stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the Debentures and the underlying Common Stock by other means not described in this prospectus. Our common stock trades on The Nasdaq SmallCap Stock Market under the symbol "VNBC."

        The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Debentures and the underlying Common Stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Debentures and the underling Common Stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the Debentures and the underlying Common Stock and the ability of any person or entity to engage in market-making activities with respect to the Debentures and the underlying Common Stock. We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Debentures and the underlying Common Stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                            DESCRIPTION OF DEBENTURES

        We issued the Debentures under an indenture dated as of April 30, 2001, between us and Union Bank of California, N.A., as trustee. The following is a summary of the material provisions of the Debentures and the Indenture. It may not contain all of the information that is important to you. We urge you to read the Indenture that has been filed as an exhibit to this registration statement, because it, and not this description, defines your rights as a holder of the Debentures.

        As used in this description, the words "Bancorp," "we," "us" or "our" do not include any of our current or future subsidiaries.

GENERAL

        The Debentures are limited to $3,750,000 aggregate principal amount. The Debentures were issued to accredited investors in a private placement exempt from registration under the Securities Act in transactions occurring from April 30, 2001 through June 5, 2001. The Debentures will mature on June 30, 2008. The Debentures will be payable at the office of the trustee in Los Angeles, California. The Debentures were issued in denominations of $25,000 and integral multiples thereof. The Debentures are convertible into our common stock as described below under "Conversion Rights."

        Interest on the Debentures will accrue at the annual rate of 10% and will be payable quarterly, in arrears, on the last business day of March, June, September and December to holders of record. The first interest payment was made on June 30, 2001. The record dates for the payment of interest will be the close of business 15 days prior to an interest payment date. We will calculate interest on the basis of a 360-day year, composed of twelve 30-day months. If any principal or interest on any Debenture is not paid when due, the overdue installments will bear interest at the same rate set forth in the Debentures.

        Interest will cease to accrue on a Debenture upon its maturity, conversion or redemption. We may not reissue a Debenture that has matured, been converted, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such Debenture.

        Holders may present Debentures for conversion at our principal office in Rancho Cucamonga and may present Debentures for registration of transfer at the office of the trustee.

        AN INVESTOR IN THE DEBENTURES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX TREATMENT OF THE DEBENTURES AND WHETHER A PURCHASE OF THE DEBENTURES IS ADVISABLE IN LIGHT OF THE INVESTOR'S PARTICULAR TAX SITUATION.

RANKING OF DEBENTURES

        The Debentures are our unsecured and subordinated obligations. The Debentures rank equal in right of payment with all of our existing and future unsecured and subordinated indebtedness.

CONVERSION RIGHTS

        You have the right, at your option, to convert your Debentures into shares of our Common Stock at any time prior to maturity, unless previously redeemed. Holders may only convert Debentures in integral multiples of $25,000. The initial conversion price is $5.00 per share of Common Stock, subject to adjustment upon the occurrence of events described below. The number of shares of Common Stock deliverable upon conversion of a Debenture is determined by dividing the principal amount of the Debenture being converted by the conversion price then in effect. A holder of a Debenture otherwise entitled to a fractional share will receive a debenture for any remaining cash balance after conversion. As soon as practicable after conversion of a Debenture, a holder will receive a certificate for the number of full shares of our common stock deliverable upon the conversion.

        We will adjust the conversion price of the Debentures as a result of:

                - increases, decreases, or exchanges of our common stock for a different number or kind of security through reorganization, merger, recapitalization, reclassifications, stock split, stock dividend, or stock consolidation; and

                - issuances of shares of Common Stock or any other security convertible into or exchangeable for shares of Common Stock at a price below $5.00 per share (as adjusted).

        We will not adjust the conversion price of the Debentures as a result of:

                - issuances of employee, director or consultant options approved by our board of directors;

                - issuances of securities in an acquisition or strategic relationship;

                - the conversion of securities in existence on the issuance date of the Debentures; and

                - other standard carve-outs approved by the Board of Directors.

        In addition, if we are not the surviving company in a merger we will assure that upon conversion, Debenture holders will receive stock of the surviving company that is equivalent to our Common Stock.

REDEMPTION OF DEBENTURES AT THE OPTION OF BANCORP

        No sinking fund is provided for the Debentures. Prior to July 1, 2003, we cannot redeem the Debentures. Beginning on July 1, 2003, we may redeem the Debentures, in whole at any time, or in part from time to time, for cash on the condition that for the ninety days immediately preceding the date of notice of such redemption the average closing price of our Common Stock on The Nasdaq SmallCap Stock Market equals or exceeds $6.00 per share (adjusted as necessary to provide price equivalency for any stock split, recapitalization, merger, reorganization or other such event affecting the stock's price). The prices for redemption of the Debentures are expressed as percentages of the principal amount redeemed, plus accrued interest to the redemption date. The percentages of the principal amount, redeemed during the twelve month periods beginning on July 1 of the years shown below, are:

                         2003                      103%
                         2004                      102%
                         2005                      101%
                         2006 and thereafter       100%

        We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of record of Debentures.

        If we redeem less than all of the outstanding Debentures, the trustee shall select the Debentures to be redeemed on a pro rata basis in principal amounts of $25,000 or integral multiples of $25,000. If a portion of a holder's Debentures is selected for partial redemption a new Debenture in the principal amount equal to the unredeemed portion shall be issued to the Debenture Holder.

SUBORDINATION

        The payment of principal and premium, if any, and interest on the Debentures are be subordinated in right of payment to the prior payment in full of all Senior Indebtedness whether existing on, or created or incurred after the date of issuance of the Debentures. "Senior Indebtedness" is defined as any indebtedness or liability of Bancorp which is not expressly by its terms subordinate or equal in right of payment to the Debentures. We currently have no Senior Indebtedness. While we have no current plan to incur indebtedness ranking senior to, or on par with, the Debentures, the Indenture does not limit the incurrence of indebtedness, including Senior Indebtedness.

EVENTS OF DEFAULT

        The following will be events of default for the Debentures:

                - default in payment of accrued interest, the principal amount or redemption premium with respect to any Debenture when such amount becomes due and payable;

                - default in the performance, or breach, of any covenant, warranty or representation (other than a default listed above) contained in the Indenture that is not fully cured within thirty days after receiving written notice of the default from the trustee;

                - filing of a petition in bankruptcy (or commencement of a similar proceeding) by or against us, as debtor;

                - the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official for Bancorp or any substantial portion of our property; or

                - the ordering of the winding up or liquidation of our affairs.

        If an event of default occurs and is continuing, the trustee may, and upon the written request of the holders of not less than 50% in aggregate principal amount of the Debentures then outstanding will, declare the principal amount plus the interest on the Debentures accrued through the date of such acceleration to be immediately due and payable.

RESTRICTIONS ON ACTIVITIES

        Until the date of maturity, or until all of the Debentures have been converted or redeemed, whichever occurs earlier:

                - we cannot pay dividends on, or repurchase, our capital stock unless we retain cash, cash equivalents or marketable securities in an amount sufficient to cover the next four consecutive quarterly interest payments; and

                - we cannot consolidate or merge with, or transfer substantially all of our assets to another entity unless: (i) such other entity assumes our obligations with respect to the Debentures, (ii) immediately after such transaction takes effect, we will not be in default under the Indenture, and (iii) we have delivered to the trustee an appropriate opinion of counsel to the effect that the surviving entity is legally obligated to assume our obligations with respect to the Debentures.

        We are not prohibited or restricted from selling or issuing additional equity securities or other debt securities, nor from pledging our capital stock, subject to the appropriate conversion price adjustments to assure an equivalent stock cost for shares issued upon conversion of the Debentures.

LIMITATIONS ON RIGHTS OF DEBENTURE HOLDERS

        No Debenture holder shall have any right to pursue any other remedy under the Indenture or the Debentures unless:

                -       an event of default has occurred and is continuing;

                - the owners of not less than a majority in aggregate principal amount of all Debentures then outstanding have requested the trustee, in writing, to exercise the powers granted to it or to pursue such remedy in its or their name or names;

                - the trustee has been offered indemnity satisfactory to it against costs, expenses and liabilities reasonably anticipated to be incurred;

                - the trustee has declined to comply with a request, or has failed to do so, within sixty days after its receipt of a written request and offer of indemnity; and

                - no direction inconsistent with a request has been given to the trustee during such 60-day period by the holders of a majority in aggregate principal amount of the Debentures outstanding.

MODIFICATION

        We, together with the trustee, may enter into supplemental Indentures that add, change or eliminate provisions of the Indenture or modify the rights of the holders of the Debentures with the consent of the holders of at least a majority in aggregate principal amount of the Debentures then outstanding, and in case less than all of the Debentures then outstanding are affected by the modification or amendment, of the holders of at least a majority in aggregate principal amount of the Debentures so affected and outstanding at the time such consent is given; provided, however, that if such modification or amendment will, by its terms, not take effect so long as any Debentures so affected remain outstanding, the consent of the holders of such Debentures shall not be required and such Debentures shall not be deemed to be outstanding for the purpose of any calculation of outstanding Debentures.

        No modification or amendment contained in any supplemental indenture can permit any of the following, without the consent of each Debenture holder whose rights are affected thereby:

                - a change in the terms of stated maturity or redemption of any Debenture or of any installment of interest thereon;

                - a reduction in the principal amount of, or redemption premium on, any Debenture or in the rate of interest thereon or a change in the coin or currency in which such Debenture is payable;

                - the creation of a lien on or a pledge of any part of the trust estate, or the money or assets pledged under the Indenture or any part thereof;

                - the granting of a preference or priority of any Debenture or Debentures over any other Debenture or Debentures;

                - a reduction in the aggregate principal amount of Debentures of which the consent of the Debenture holders is required to effect any such modification or amendment; or

                - a change in the provisions regarding the waiver of any default under the Indenture.

        Without the consent of any holder of Debentures, we, together with the trustee, may enter into supplemental indentures for any of the following purposes:

                - to cure any ambiguity or defect or omission or correct or supplement any provision herein or in any supplemental indenture;

                - grant to or confer upon the trustee for the benefit of the Debenture holders any additional rights, remedies, powers, authority or security that may lawfully be granted to or conferred upon the Debenture holders or the trustee which are not contrary to or inconsistent with this Indenture as then in effect;

                - add to the covenants and agreements of Bancorp in the Indenture other covenants and agreements thereafter to be observed by us or to surrender any right or power herein reserved to or conferred upon us which are not contrary to or inconsistent with the Indenture as then in effect;

                - modify, alter, supplement or amend the Indenture in such manner as shall permit the qualification of the Indenture, if required, under the Trust Indenture Act the Securities Act, or any similar federal statute hereafter in effect; and

                - make any other change herein that is determined by the trustee to be not materially adverse to the interests of the Debenture holders.

The trustee shall not be obligated to enter into any such supplemental Indenture which adversely affects the trustee's own rights, duties or immunities under the Indenture.

GOVERNING LAW

        The Indenture and Debentures are governed in all respects including validity, interpretation and effect by, and shall be enforceable in accordance with, the laws of the United States and the State of California.

                           DESCRIPTION OF COMMON STOCK

        The following description is a summary of the terms of our Common Stock. We have authorized 15,000,000 shares of Common Stock, no par value per share. As of August 15, 2001, there were 1,871,126 shares of Common Stock outstanding.

GENERAL

        All outstanding shares of Common Stock are, and those issued upon conversion of the Debentures will be, validly issued, fully paid and nonassessable.

        As of July 30, 2001 there were 994 record holders of our Common Stock. The transfer agent for our Common Stock is U.S. Stock Transfer Corp.

VOTING RIGHTS

        Holders of Common Stock are entitled to one vote for each share held and have no preemptive or other rights to subscribe for additional shares. At a shareholder's meeting at which directors are to be elected, a shareholder is entitled to cumulate votes if the names of the candidates for election have been placed in nomination before the commencement of the voting and a shareholder has given notice at the meeting, before the voting has begun, of the shareholder's intention to cumulate votes. If any shareholder has given such a notice, then all shareholders entitled to vote may cumulate their votes for candidates in nomination, and may give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among any or all of the candidates.

DIVIDENDS

        Holders of Common Stock are entitled to such dividends as may be declared by the board of directors out of funds legally available therefore. We do not anticipate declaring or paying dividends in the foreseeable future.

LIQUIDATION

        On liquidation, dissolution or winding up of Bancorp, the holders of our Common Stock are entitled to receive pro rata our net assets remaining after the payment of all creditors and liquidation preferences, if any.

                             VALIDITY OF SECURITIES

        The legality of the Debentures and the shares of Common Stock issuable upon conversion of the Debentures will be passed upon by Buxbaum & Chakmak.

                                     EXPERTS

        Vavrinek, Trine, Day & Co., LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2000 and reviewed our Quarterly Reports for the three month period ended March 31, 2001 and the six month period ended June 30, 2001, which are incorporated by reference in this prospectus and elsewhere in the registration statement, in reliance upon their authority as experts in accounting and auditing.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

        Article VI Indemnification of Directors, Officers, Employees and other agents contained in our Bylaws states:

        "The Corporation shall, to the maximum extent permitted by the California General Corporation law, have power to indemnify each of its agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation, and shall have power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law. For purposes of this Article, an 'agent' of the corporation includes any person whom is or was a director, officer, employee, or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venturer, trust or other enterprise, or was a director, officer, employee, or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise serving at the request of such predecessor corporation".

        Section 317 of the California Corporations Code provides for indemnification of an agent of the corporation in proceedings or actions. This code section provides for indemnification of officers and directors of a corporation under certain specified conditions including indemnification against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if the agent acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person who was unlawful.

        As far as our indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the forgoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable. It is the stated position of the SEC that: "Insofar as indemnification for liabilities arising out of the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Registrant, pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable."

        In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

                                   $3,750,000


            10% Convertible Subordinated Debentures due June 30, 2008


                                       and

                       The Shares of Common Stock Issuable
                        Upon Conversion of the Debentures


                            VINEYARD NATIONAL BANCORP

                                   PROSPECTUS


                             ____________ ___, 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee. We are paying the expenses listed below on behalf of the selling securityholders.

Securities and Exchange Commission registration fee................     $   938
Legal fees and expenses............................................      25,000
Trustee and Transfer Agent fees and expenses.......................      10,400
Miscellaneous expenses.............................................       2,500
                                                                        -------
Total..............................................................     $38,838
                                                                        =======

Item 15. Indemnification of Directors and Officers

        See Disclosure of Commission Position on Indemnification for Securities Act Liabilities contained in the prospectus which is incorporated herein by reference.

Item 16. Exhibits

4.1     Trust Indenture between the Registrant and Union Bank of California,
        N.A., dated as of April 30, 2001.

4.2     Form of 10% Convertible Subordinated Debenture due June 30, 2008.

5.1     Opinion of Buxbaum & Chakmak regarding the legality of the securities.

13.1 Annual Report on Form 10-K, as amended, for the year ended December 31, 2000.

13.2 Quarterly Report on Form 10-Q for the six month period ended June 30, 2001.

23.1    Consent of Vavrinek, Trine, Day & Co., LLP.

23.2    Consent of Buxbaum & Chakmak (see Exhibit 5.1).

Item 17. Undertakings

        a. The undersigned registrant hereby undertakes:

                (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                        (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase and decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                        (iii) To include any material or changed information on the plan of distribution.

                (2) That, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        b. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the financial adjudication of such issue.

        c. The undersigned registrant hereby undertakes that:

                (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

                (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Rancho Cucamonga, State of California on August 30, 2001.


                                       VINEYARD NATIONAL BANCORP
                                       (Registrant)


                                       By /s/ NORMAN A. MORALES
                                           -------------------------------------
                                       Norman A. Morales,
                                       President and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this registration statement Report has been signed below by the following persons in the capacities indicated and on August 30, 2001.



/s/ NORMAN A. MORALES                 President, Chief Executive Officer
--------------------------------      (Principal Executive Officer) and Director


/s/ SARA F. AHERN                     Executive Vice President, Chief Financial
--------------------------------      Officer, (Principal Financial and
                                      Accounting Officer)


/s/ FRANK S. ALVAREZ                  Chairman of the Board of Directors
--------------------------------


/s/ CHARLES KEAGLE                    Director
--------------------------------


/s/ JOEL H. RAVITZ                    Director
--------------------------------


/s/ LESTER STROH, M.D.                Director
--------------------------------

                                  EXHIBIT INDEX

Exhibit No.                         Description
-----------                         -----------
4.1            Trust Indenture between the Registrant and Union Bank of
               California, N.A., dated as of April 30, 2001.

4.2            Form of 10% Convertible Subordinated Debenture Due June 30, 2008.

5.1 Opinion of Buxbaum & Chakmak regarding the legality of the securities.

13.1           Annual Report on Form 10-K, as amended, for the year ended
               December 31, 2000.

13.2           Quarterly Report on Form 10-Q for the six month period ended June
               30, 2000.

23.1           Consent of Vavrinek, Trine, Day & Co., LLP.

23.2           Consent of Buxbaum & Chakmak (see Exhibit 5.1).